Exhibit 99.8

PROPOSED ACQUISITION OF THE BALTIMORE SUN

February 16, 2021

This term sheet (this “Term Sheet”) sets forth certain key business terms between Alden Global Capital, LLC (“Alden”) and Sunlight for All Institute (“Charity”, and together with Alden, the “Parties”), regarding Alden’s proposal to acquire all of the shares of common stock of Tribune Publishing Company (“Tribune”) not already owned by Alden or its affiliates (the “Tribune Acquisition”), and Charity’s proposal to acquire, subject to the consummation of the Tribune Acquisition, 100% of the issued and outstanding equity interests (the “Interests”) of The Baltimore Sun Company, LLC (“The Sun”) (the “Sun Acquisition”), upon the terms and subject to the conditions set forth in this Term Sheet (collectively, the “Transaction”).

1. Transaction:

Subject to the terms and conditions of the Transaction Agreement and the closing of the Tribune Acquisition, Alden agrees to cause Tribune Publishing Company, LLC, a wholly owned subsidiary of Tribune (the “Sun Parent”), to sell to Charity, and Charity agrees to purchase from the Sun Parent, the Interests, which shall be structured as an equity purchase and otherwise as mutually agreed by the Parties on terms consistent with this Term Sheet. Subject to the terms and conditions of the Transaction Agreement and the closing of the Tribune Acquisition, in consideration for the Interests, Charity shall pay to Tribune, at the direction of Sun Parent, $65 million (the “Purchase Price”), on a cash free, debt free basis and subject to a normalized level of working capital.

The Sun Acquisition will close concurrently with the Tribune Acquisition.

2. Transaction Agreement:

The Parties will negotiate in good faith to enter into a definitive agreement with respect to the Sun Acquisition on terms mutually acceptable to each Party (the “Transaction Agreement”).

The Parties anticipate that an executory period will follow the execution and delivery of the Transaction Agreement, with the closing of the Sun Acquisition to occur immediately prior to the closing of the Tribune Acquisition. It is expressly understood that the Purchase Price may be used to fund, in part, the Tribune Acquisition.

The Transaction Agreement will also include customary terms and conditions related to representations and warranties, covenants and termination for a transaction similar to the Sun Acquisition; provided, however, that the interim operating covenants shall not expand upon the interim operating covenants set forth in the definitive agreement with respect to the Tribune Acquisition (the “Tribune Agreement”), and Alden shall in no way be liable for any breaches thereof by Tribune. The Transaction Agreement will include a list of interim operating covenants substantially similar to such covenants in the Tribune Agreement that would hypothetically apply to The Sun and if Tribune takes any action or omission that would have been a material breach of any such covenant if such covenants were operable, Charity shall not be required to close the Transaction.

The representations and warranties of Sun Parent or Alden contained in the Transaction Agreement shall not survive the closing of the Transaction. Neither Sun Parent nor Alden shall have any indemnification obligations under the Transaction Agreement. The sole recourse of Charity in the event of a breach of Sun Parent’s or Alden’s representations and warranties shall be a representation and warranty insurance policy, which shall be obtained at Charity’s sole cost and expense.

Charity may assign its obligations under the Transaction Agreement to a controlled affiliate of Stewart Bainum, Jr. without the consent of Alden, provided that (i) Charity’s rights under the DCL are also assigned to such affiliate and (ii) such assignment shall not relieve Charity of its obligations as a primary obligor.

3. Conditions to Closing:

Charity’s obligations are not subject to the receipt of any financing.

Concurrently with the execution of the Transaction Agreement, Stewart Bainum, Jr. will deliver (i) a donation commitment letter (“DCL”) to Charity, under which Alden will be a third-party beneficiary, and (ii) a full guaranty (the “Guaranty”) to Alden, in each case, for the full amount of the Purchase Price.

In addition, the Parties’ obligations to close the Transaction shall be subject to customary closing conditions, including bringdown of representations, warranties and covenants, and no material adverse effect on The Sun.

The execution and delivery of the Transaction Agreement is subject to the satisfactory completion of Charity’s due diligence of The Sun.

4. Certain Pension Liabilities:	Subject to Charity’s due diligence, Charity acknowledges and agrees that upon closing of the Transaction, The Sun’s contribution obligation under any collective bargaining agreement to a multiemployer pension plan covered by Title IV of ERISA, including, but not limited to, the GCIU-Employer Pension Fund, and its contribution history to any and all such multiemployer pension plans, shall remain with The Sun, and shall not be an obligation of Tribune, and such contribution history shall not be part of Tribune’s contribution history to any such multiemployer pension plan.

5. Transition Services Agreement:

Upon request by Charity, the Parties will negotiate in good faith a transition services agreement (the “TSA”) to be executed and delivered by Tribune and Charity concurrently with the closing of the Sun Acquisition.

After completion of its due diligence, if Charity has requested a TSA, Charity will propose a scope of services to Alden that it requests to be covered by the TSA.

The Parties shall negotiate in good faith to reach mutual agreement on the terms and conditions of the TSA, including scope of services, pricing, and termination provisions. The TSA shall be in the form attached to the Transaction Agreement.

6. Publicity; Confidentiality:

Each Party shall consult with each other and shall mutually agree upon any press release or other public statements with respect to the Sun Acquisition and shall not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any U.S. national securities exchange, in which case the Party proposing to issue such press release or make such public announcement shall use its commercially reasonable efforts to consult in good faith with the other Party before issuing any such press release or making any such public announcement.

This Term Sheet is being executed by the Parties with the understanding that it and its contents and all subsequent discussions among the Parties and their representatives will remain strictly confidential and will not be disclosed other than as mutually agreed between the Parties, unless required to be disclosed by applicable law, court process or by obligations pursuant to any listing agreement with any U.S. national securities exchange.

Notwithstanding the foregoing, nothing herein shall prohibit Alden and its representatives from disclosing the terms hereof and of all subsequent discussions regarding the Sun Acquisition to Tribune or its representatives including, for the avoidance of doubt, for the purpose of inclusion in Tribune’s or Alden’s public filings pursuant to the terms of the Tribune Agreement or as required by applicable law.

In its amended Schedule 13D related to the Tribune Acquisition, Alden will reference the Term Sheet and disclose that it is working towards entering into a definitive agreement with respect to the sale of The Sun, which sale would close concurrently with the Tribune Acquisition. In addition, Alden would include a similar reference and disclosure in the press release announcing the Tribune Acquisition.

7. Tax Matters:	The Parties acknowledge and agree that each of The Sun and Capital-Gazette Communications, LLC (“Capital-Gazette”) is disregarded as an entity separate from Sun Parent for U.S. federal income tax and any applicable state and local income tax purposes. The Parties accordingly agree that the Sun Acquisition will be treated as a purchase and sale of the assets and assumption of liabilities of The Sun and of Capital-Gazette for U.S. federal and applicable state and local income tax purposes. The Transaction Agreement will contain customary language pursuant to which the Parties will work in good faith to agree to a consistent allocation of the Purchase Price among such assets for income tax purposes.

8. Fees and Expenses:	Each Party shall bear its own costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the Transaction.

9. Governing Law; Venue:	This Term Sheet will be governed by and construed in accordance with the internal laws of the State of Delaware without regard to principles of conflicts of laws. Each Party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware for any action, suit, or proceeding arising out of or relating to this Term Sheet and the transactions contemplated by this Term Sheet (and agrees not to commence any action, suit, or proceeding relating thereto except in such courts). Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit, or proceeding arising out of this Term Sheet in the courts of the State of Delaware or the United States of America located in the State of Delaware, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit, or proceeding brought in any such court has been brought in an inconvenient forum.

10. Miscellaneous:

This Term Sheet may be executed in one or more counterparts (including by PDF or facsimile), none of which need contain the signature of more than one party, and all of which taken together will constitute one and the same agreement.

No provision of this Term Sheet may be amended, modified or waived except by a writing signed and delivered by each Party.

11. Non-Binding Effect:	Except for this section and the sections entitled “Publicity; Confidentiality,” “Fees and Expenses,” “Governing Law; Venue” and “Miscellaneous” which shall be legally binding, this Term Sheet is not legally binding, does not constitute a binding commitment with respect to the Transaction, and shall not give rise to the liability of any Party or its affiliates unless and until, if ever, definitive written documents are executed by the Parties. This Term Sheet does not contain all matters upon which agreement must be reached in order for the Transaction to be consummated, and any commitment to consummate the Transaction shall be subject to any conditions expressed in the definitive written documents with respect thereto. Each of the Parties may decide not to proceed with the Transaction for any reason and no reason.

[Signature page immediately follows]

If the foregoing accurately sets forth our understanding with respect to these matters, please so indicate by executing a copy where indicated below and returning it to the undersigned.

SUNLIGHT FOR ALL INSTITUTE

By:	/s/ Stewart Bainum, Jr.
Name:
Title:

ACKNOWLEDGED AND AGREED:

ALDEN GLOBAL CAPITAL LLC

By:	/s/ Heath Freeman
Name:	Heath Freeman
Title:	Authorized Signatory